UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Sally Beauty Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

79546E104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 021489109	13G	Page 2 of 8

1	Names of Reporting Persons Carol L. Bernick
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 4,709,471
6 Shared Voting Power 7,914,697
7 Sole Dispositive Power 10,472,001
8 Shared Dispositive Power 2,152,167

9	Aggregate Amount Beneficially Owned by Each Reporting Person 12,624,168
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 6.97%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 021489109	13G	Page 3 of 8

1	Names of Reporting Persons Leonard H. Lavin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0
6 Shared Voting Power 7,775,597
7 Sole Dispositive Power 0
8 Shared Dispositive Power 7,775,597

9	Aggregate Amount Beneficially Owned by Each Reporting Person 7,775,597
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11	Percent of Class Represented by Amount in Row (9) 4.30%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 021489109	13G	Page 4 of 8

Item 1	(a)	Name of Issuer:

Sally Beauty Holdings, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

3001 Colorado Boulevard, Denton, Texas 76210-6802

Item 2	(a)	Name of Person Filing:

(1) Carol L. Bernick

(2) Leonard H. Lavin

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

For each of the filing persons:

c/o Alberto-Culver Company

2525 Armitage Avenue

Melrose Park, IL 60160

Item 2	(c)	Citizenship:

For each of the filing persons:

U.S. Citizen

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2	(e)	CUSIP Number:

79546E104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 021489109	13G	Page 5 of 8

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

	(a)	Amount beneficially owned:

(1) Carol L. Bernick. 12,624,168 shares of Common Stock. Includes 5,709,471 shares held as trustee or co-trustee of trusts for the benefit of Leonard H. Lavin and his descendants, including Carol L. Bernick (the“ Family Trusts”); 5,762,530 shares held by a family partnership and 1,152,167 shares held by family foundations.

(2) Leonard H. Lavin. 7,775,597 shares of Common Stock. Includes 1,000,000 shares held as co-trustee of Family Trusts; 5,762,530 shares held by a family partnership and 1,013,067 shares held by a family foundation.

	(b)	Percent of class:

The percentages are based on 180,995,394 shares of Common Stock outstanding as of November 28, 2007 as reported by the Company in its Annual Report on Form 10-K filed with the Securities and Exchange Commission on November 29, 2007.

(1) Carol L. Bernick. 6.97%

(2) Leonard H. Lavin 4.30%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

(1) Carol L. Bernick. 4,709,471 shares.

(2) Leonard H. Lavin. None.

(ii) Shared power to vote or to direct the vote

(1) Carol L. Bernick. 7,914,697 shares.

(2) Leonard H. Lavin. 7,775,597 shares.

(iii) Sole power to dispose or direct the disposition of

(1) Carol L. Bernick. 10,472,001 shares.

CUSIP No. 021489109	13G	Page 6 of 8

(2) Leonard H. Lavin. None.

(iv) Shared power to dispose or to direct the disposition of

(1) Carol L. Bernick. 2,152,167 shares.

(2) Leonard H. Lavin 7,775,597 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 021489109	13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008

Signature:	/s/ Carol L. Bernick
Name/Title	Carol L. Bernick, individually; as trustee or co-trustee of various trusts; and as an officer of two foundations.

CUSIP No. 021489109	13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008

Signature:	/s/ Leonard H. Lavin
Name/Title	Leonard H. Lavin, individually; as co- trustee of several trusts; and as an officer of the Lavin Family Foundation.